GRACIN & MARLOW, LLP

COUNSELLORS AT LAW
THE CHRYSLER BUILDING
	26th FLOOR	IN BOCA RATON
HANK GRACIN†† | PARTNER	405 LEXINGTON AVENUE	1825 NW CORPORATE BLVD.
LESLIE MARLOW † | PARTNER	NEW YORK, NEW YORK 10174	SUITE 110
PATRICK EGAN† | PARTNER		BOCA RATON, FLORIDA 33431
(561) 237-0804
FAX (561) 237-0803
† Admitted in New York only	(212) 907-6457
††Admitted in New York, Florida &	FAX (212) 208-4657	WRITER E-MAIL:
Colorado	www.gracinmarlow.com	hgracin@gracinmarlow.com

June 1, 2021

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Charles Eastman

Re:	Twin Vee PowerCats, Co.
Registration Statement on Form S-1
Filed April 8, 2021
File No. 333-255134

Dear Mr. Eastman:

On behalf of our client, Twin Vee PowerCats, Co. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 3, 2021 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 1”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 1 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 1.

Form S-1 filed April 8, 2021

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

United States Securities
and Exchange Commission

June 1, 2021

We depend on our network of independent dealers, face increasing competition for dealers, and have little control over their activities, page 11

1.	Please elaborate on the extent to which dealers have not purchased boats for which they have provided indications of interest.

Response: We have elaborated on the extent to which dealers have not purchased boats for which they provided indications of interest.

We may be required to repurchase inventory of certain dealers, page 11

2.	Please disclose whether you have had to repurchase your products from your dealers under applicable laws regulating dealer relations.

Response: We have disclosed whether the Company has had to repurchase products from its dealers under applicable laws regulating dealer relations.

Our Certificate of Incorporation and our bylaws provide that the Court of Chancery of the State of Delaware, page 23

3.	Please revise your disclosure to clearly state that the provision does not apply to claims arising under the Securities Act or Exchange Act. In that regard, we note that Article VII of your Certificate of Incorporation states that your exclusive forum provision “shall not apply to suits to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.” It appears that your Bylaws does not contain an exclusive forum provision. Please revise your disclosure accordingly.

Response: We have revised the disclosure regarding the Company’s Certificate of Incorporation to clearly state that the provision does not apply to claims arising under the Securities Act or Exchange Act.

Summary Compensation Table, page 52

4.	We note that Mr. Visconti received $40,000 in other compensation. Please provide a footnote explanation to “All Other Compensation” so that investors will understand what is included in this column.

Response: We have revised Mr. Visconti’s compensation to clarify what was included in “All Other Compensation.”

Statements of Cash Flows, page F-5

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

United States Securities
and Exchange Commission

June 1, 2021

5.	Please revise to disclose your proceeds and subsequent gain on loan forgiveness for the proceeds you received under the Paycheck Protection Program noted in Note 8 Notes Payable - Paycheck Protection Program.

Response: We have revised the Statements of Cash Flow to disclose the Company’s proceeds and subsequent gain on loan forgiveness for the proceeds received under the Paycheck Protection Program.

* * *

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804 or (561) 926-7995 or Leslie Marlow at (212) 907-6457 or (516) 496-2223.

Sincerely,

/s/ Hank Gracin
Hank Gracin

cc:   Joseph Visconti

        CEO, Twin Vee PowerCats Co.